NSAR ITEM 77C

Van Kampen American Capital Trust for Investment Grade Municipals

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Trust for Investment Grade Municipals (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   21,595,394              Against 417,143

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For  10,918,962              Against  560,384

    (4) Inapplicable